SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 May 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Lloyds Banking Group plc

Q1 2015 Interim Management Statement

1 May 2015

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2015.
Statutory basis
Statutory information is set out on page 9. However, a number of factors have had a significant effect on the comparability of the Group's financial position and results. As a result, comparison on a statutory basis of the 2015 results with 2014 is of limited benefit.

Underlying basis
In order to present a more meaningful view of business performance, the results are presented on an underlying basis excluding items that in Management's view could distort the comparison of performance between periods. Based on this principle, the following items are excluded from underlying profit:
-   the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments;
-   the effects of certain asset sales and other items;
-   volatility relating to the insurance business and insurance gross up;
-   Simplification costs, TSB build and dual running costs and the loss relating to the TSB sale;
-   payment protection insurance and other regulatory provisions; and
-   certain past service pensions items in respect of the Group's defined benefit pension schemes.

Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2015 to the three months ended 31 March 2014, and the balance sheet analysis compares the Group balance sheet as at 31 March 2015 to the Group balance sheet as at 31 December 2014.
TSB
On 24 March 2015 the Group sold a 9.99 per cent interest in TSB reducing its holding to 40 per cent. This sale resulted in a loss of control over TSB and its deconsolidation. The Group's 40 per cent interest in TSB has been reported as an asset held for sale at fair value within 'other assets' in the Group balance sheet as at 31 March 2015. The Group's results for the quarter include TSB. Any TSB disclosures in the document are presented on a Lloyds Banking Group basis and may differ to the equivalent figures disclosed in the TSB results release.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; pandemic, natural and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal proceedings, regulatory or competition investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2015

'We have made a strong start to the next phase of our strategy to become the best bank for customers and shareholders, as we continue to support and benefit from UK economic growth. I am pleased with the continued improvement in financial strength and performance in the first quarter and expect our plan to deliver sustainable growth and improved returns.'

António Horta-Osório
Group Chief Executive

Continued improvement in financial strength and performance

• Underlying profit of £2,178 million, an increase of 21 per cent on the first quarter of 2014

• Total income up 3 per cent to £4,644 million

- Net interest income of £3,021 million, up 7 per cent, primarily driven by margin improvement to 2.65 per cent

- Other income of £1,623 million, down 6 per cent on the first quarter of 2014 due to business disposals in 2014 and lower Retail fees and commissions, but up 5 per cent on the fourth quarter of 2014

• Total costs flat year-on-year with increased investment in the business; cost:income ratio of 47.7 per cent (Q1 2014: 49.3 per cent)

• Impairment charge reduced 59 per cent to £177 million; asset quality ratio improved 20 basis points to 0.15 per cent

• Profit before tax and the sale of TSB up 37 per cent to £1,874 million

• Loss relating to TSB sale of £660 million

• Underlying return on required equity of 16.0 per cent, up 3.0 percentage points on the first quarter of 2014

•     Strong balance sheet and liquidity position with a CET1 ratio of 13.4 per cent, up 0.6 percentage points in the quarter; a total capital ratio of 22.6 per cent; and a leverage ratio of 5.0 per cent (31 December 2014: 4.9 per cent)

• Reported statutory profit before tax of £1,214 million

• Tangible net assets per share increased to 55.8p (31 December 2014: 54.9p)

Strong start to next phase of strategic journey; continued focus on supporting customers and the UK economy

• TSB sale will enable the Group to meet its commitment to the EC ahead of the mandated deadline

• Creating best customer experience through multi-channel, multi-brand strategy; increased investment in digital

• Continue to become simpler and more efficient through process redesign and automation

• Delivering sustainable growth in key customer segments

- Net lending of £1.1 billion to SMEs over the last 12 months, up 4 per cent in a declining market

- UK Consumer Finance lending growth of 17 per cent over the last 12 months

- Continue to target mortgage growth in line with the market; £2.2 billion lent to first-time buyers in the first quarter, providing one in four mortgages

• UK government stake reduced to 20.95 per cent (as at 23 April 2015)

• Continue to support our communities with contributions through our Lloyds Bank and Bank of Scotland Foundations, which gave over £19 million in grants to charities in 2014

• As part of our Helping Britain Prosper Plan we have committed to give at least £100 million to the Foundations by 2020 to support their work across the UK

Guidance for 2015 improved or reconfirmed. Well positioned for further progress in 2015

• Expect net interest margin for the year to exceed original guidance of around 2.55 per cent

• Expect other income to be broadly stable in 2015

• Full year asset quality ratio for 2015 now expected to be around 25 basis points (previously around 30 basis points)

• Full year cost:income ratio targeted to be lower than 2014 ratio of 49.8 per cent

CONSOLIDATED INCOME STATEMENT − UNDERLYING BASIS

	Three months ended 31 Mar 2015	Three months ended 31 Mar 2014	Change	Three months ended 31 Dec 2014	Change
	£ million	£ million	%	£ million	%

Net interest income	3,021	2,811	7	2,923	3
Other income	1,623	1,718	(6)	1,547	5
Total income	4,644	4,529	3	4,470	4
Total costs	(2,289)	(2,298)	−	(2,505)	9
Impairment	(177)	(431)	59	(183)	3
Underlying profit	2,178	1,800	21	1,782	22

Asset sales and other items	(111)	120		34
Simplification costs	(26)	(294)		(316)
TSB	(745)	(172)		(144)
Legacy provisions	−	−		(1,125)
Other items	(82)	(85)		(83)
Profit before tax - statutory	1,214	1,369	(11)	148
Taxation	(270)	(207)	(30)	(41)
Profit for the period	944	1,162	(19)	107

Underlying earnings per share	2.3p	2.0p	0.3p	1.8p	0.5p
Earnings per share	1.2p	1.6p	(0.4)p	0.0p	1.2p

Banking net interest margin	2.65%	2.32%	33bp	2.47%	18bp
Cost:income ratio1	47.7%	49.3%	(1.6)pp	54.9%	(7.2)pp
Asset quality ratio	0.15%	0.35%	(20)bp	0.15%	−
Return on risk-weighted assets	3.73%	2.71%	102bp	2.89%	84bp
Return on assets	1.05%	0.87%	18bp	0.83%	22bp
Underlying return on required equity	16.0%	13.0%	3.0pp	12.6%	3.4pp
Statutory return on required equity	8.3%	10.8%	(2.5)pp	0.3%	8.0pp

BALANCE SHEET AND KEY RATIOS

	At 31 Mar 2015	At 31 Dec 2014	Change %

Loans and advances to customers2	£455bn	£478bn	(5)
Loans and advances to customers excl. TSB, Run-off and other2,3	£408bn	£406bn	−
Customer deposits	£419bn	£447bn	(6)
Loan to deposit ratio	109%	107%	2pp
Total assets	£849bn	£855bn	(1)
Run-off assets	£15bn	£17bn	(9)
Wholesale funding	£117bn	£116bn	−
Common equity tier 1 ratio	13.4%	12.8%	0.6pp
Transitional total capital ratio	22.6%	22.0%	0.6pp
Risk-weighted assets	£234bn	£240bn	(2)
Leverage ratio	5.0%	4.9%	0.1pp
Tangible net assets per share	55.8p	54.9p	0.9p

1	Operating lease depreciation deducted from income and costs and excluding TSB income and running costs.
2	Excludes reverse repos of £4.5 billion (31 December 2014: £5.1 billion).
3	Other includes the specialist mortgage book, Intelligent Finance and Dutch mortgages.

GROUP CHIEF EXECUTIVE'S STATEMENT

In 2015 we celebrate the 250th anniversary of Lloyds Bank and the 200th anniversary of Scottish Widows. In the first quarter of this milestone year we made further strategic progress. We have delivered a significant improvement to underlying profitability and balance sheet strength while at the same time continuing to support and benefit from UK economic growth.

Strong financial progress
Underlying profit increased by 21 per cent to £2,178 million, driven by increased income and lower impairments, and our underlying return on required equity improved to 16.0 per cent from 13.0 per cent. Statutory profit before tax was £1,214 million compared with £1,369 million in 2014. Our balance sheet position has strengthened further, with a common equity tier 1 ratio of 13.4 per cent and a leverage ratio of 5.0 per cent, up from 12.8 per cent and 4.9 per cent respectively at the end of 2014.

Continuing to support our customers and the UK economy
We are making excellent progress on our lending commitments as outlined in our Helping Britain Prosper Plan. In UK housing we continue to be the largest lender to first-time buyers, providing one in four mortgages, and lending £2.2 billion in the first three months of the year. Through our commitment to the commercial sector, we have supported over 23,000 business start-ups and remain the largest participant in the Funding for Lending Scheme.

Strong start to the next phase of our strategic journey
In October 2014 we outlined three strategic priorities to take us through to the end of 2017: creating the best customer experience; becoming simpler and more efficient; and delivering sustainable growth.

On creating the best customer experience, we continue to invest in our customer propositions including new digital initiatives such as Halifax Car Plan Extra, which allows customers to access a range of car financing options online. In addition, customers can now apply for a new credit card using a mobile device and youth customers are able to manage their accounts online.

We continue to make good progress on becoming simpler and more efficient. Our cost:income ratio was 47.7 per cent and we remain on track to deliver a full year reduction against the 2014 position of 49.8 per cent. Delivering sustainable growth is a key element in supporting customers and the UK economy. Over the last 12 months we have lent an additional net £6.3 billion to our key customer segments, including £1.1 billion to SMEs.

TSB disposal and UK government trading plan
We agreed the sale of our remaining stake in TSB to Banco de Sabadell in the first quarter and as part of this agreement we sold 9.99 per cent of our stake in March. The full disposal of TSB will enable us to meet our commitment to the European Commission ahead of the mandated deadline.

Our strong performance in the first quarter has also enabled the UK government to continue to reduce its holding in the business, further enabling our return to full private ownership. Following the announcement in December 2014 of a plan to carry out a measured and orderly sell down of shares over the first half of 2015, the UK government's stake is now 20.95 per cent, less than half its original stake.

Well positioned to make further progress in 2015
I am confident that the successful delivery of our strategy through our simple, low risk, customer focused, UK retail and commercial banking business model will enable us to become the best bank for customers and deliver strong and sustainable returns for shareholders. It also remains our intention to pay an interim and a final dividend for 2015.

António Horta-Osório
Group Chief Executive

CHIEF FINANCIAL OFFICER'S REVIEW OF FINANCIAL PERFORMANCE

Overview: strong underlying profitability and balance sheet
The Group's underlying profit increased by 21 per cent in the first three months of 2015 to £2,178 million, driven by an improvement in income and lower impairments. Statutory profit before tax was £1,214 million compared with £1,369 million, after a charge of £660 million relating to the disposal of TSB and the statutory profit after tax was £944 million.

Total loans and advances to customers were £455 billion at 31 March 2015, 5 per cent lower than at 31 December 2014, principally reflecting the sale of TSB. Customer deposits were £419 billion, 6 per cent down since 31 December 2014, also largely as a result of the sale of TSB.

The combination of strong underlying profitability and a 2 per cent reduction in risk-weighted assets (again mostly due to the sale of TSB) resulted in a 0.6 percentage point improvement in the Group's common equity tier 1 ratio to 13.4 per cent at 31 March 2015 (31 December 2014: 12.8 per cent). This was after a net 0.2 percentage point decrease as a result of the agreed TSB disposal. Our leverage ratio improved to 5.0 per cent (31 December 2014: 4.9 per cent).

Excluding TSB and other portfolios, loans and advances have increased by 2 per cent since the end of March 2014. We continue to see growth in mortgages, SME lending, Mid Markets and UK Consumer Finance, partly offset by a reduction in lending to Global Corporate clients.

Total income

	Three months ended 31 Mar 2015	Three months ended 31 Mar 2014	Change	Three months ended 31 Dec 2014	Change
	£ million	£ million	%	£ million	%

Net interest income	2,829	2,610	8	2,730	4
TSB	192	201	(4)	193	(1)
Total net interest income	3,021	2,811	7	2,923	3
Other income	1,592	1,680	(5)	1,513	5
TSB	31	38	(18)	34	(9)
Total other income	1,623	1,718	(6)	1,547	5

Total income	4,644	4,529	3	4,470	4

Banking net interest margin	2.65%	2.32%	33bp	2.47%	18bp
Banking net interest margin excl. TSB	2.60%	2.27%	33bp	2.42%	18bp
Average interest-earning banking assets	£468.0bn	£491.5bn	(5)	£475.8bn	(2)
Average interest-earning banking assets excl. TSB	£446.5bn	£468.2bn	(5)	£453.9bn	(2)

Total net interest income of £3,021 million increased by 7 per cent over the last 12 months and 3 per cent in the last quarter, reflecting continued improvement in net interest margin, partly offset by the reduced Run-off portfolio.

The net interest margin increased to 2.65 per cent, up 33 basis points compared with the first quarter of 2014 and 18 basis points compared with the fourth quarter of 2014. These improvements reflect the disposal of lower margin  run-off assets as well as the continued benefits of reduced funding and liability costs, partly offset by lower asset pricing. In addition, the strengthening of the margin relative to the first quarter of 2014 reflects the benefit of the Enhanced Capital Note (ECN) exchanges last year, while the uplift relative to the fourth quarter has also been partly driven by the absence of the one-off effects from the decision to simplify the savings product range.

In light of the strong trend in the first quarter and our future expectations, we now expect our full year net interest margin to exceed our original guidance of 2.55 per cent.

CHIEF FINANCIAL OFFICER'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Total other income at £1,623 million was 6 per cent lower than the same period of 2014 with the reduction primarily reflecting the disposal of Scottish Widows Investment Partnership in the first quarter of 2014 and lower Retail fees and commissions.

Compared to the fourth quarter of 2014, total other income increased by 5 per cent, led by Retail, following a weak last three months of 2014, and Commercial Banking. We continue to expect other income to be broadly stable for the full year 2015.

Total costs

	Three months ended 31 Mar 2015	Three months ended 31 Mar 2014	Change	Three months ended 31 Dec 2014	Change
	£ million	£ million	%	£ million	%

Operating costs	2,020	2,031	1	2,221	9
Operating lease depreciation	183	173	(6)	195	6
	2,203	2,204	−	2,416	9
TSB running costs	86	94	9	89	3
Total costs	2,289	2,298	−	2,505	9
Cost:income ratio1	47.7%	49.3%	(1.6)pp	54.9%	(7.2)pp

1	Operating lease depreciation deducted from income and costs and excluding TSB income and running costs.

Total costs were flat compared to the first quarter of 2014 with increased investment in the business offset by the benefits of Simplification.

The cost:income ratio of 47.7 per cent in the first quarter has improved compared with both the first and fourth quarters of 2014 (49.3 per cent and 54.9 per cent respectively). This reflects the combined effects of higher income and a stable cost base. The improvement in the ratio relative to the fourth quarter also reflects the timing of the bank levy which was £254 million in the fourth quarter of 2014. We continue to target year-on-year reductions in our cost:income ratio which was 49.8 per cent for the full year 2014 and 48.2 per cent excluding the bank levy.

Impairment

	Three months ended 31 Mar 2015	Three months ended 31 Mar 2014	Change	Three months ended 31 Dec 2014	Change
	£ million	£ million	%	£ million	%

Impairment charge	158	407	61	159	1
TSB	19	24	21	24	21
Total impairment charge	177	431	59	183	3
Asset quality ratio	0.15%	0.35%	(20)bp	0.15%	−
Impaired loans as a % of advances	2.8%	5.7%	(2.9)pp	2.9%	(0.1)pp

The impairment charge continues to improve and was down 59 per cent from the first quarter of 2014 to £177 million. The improvement reflects lower levels of new impairment as a result of effective risk management, the reduction in the size of the Run-off portfolio, improving economic conditions and the continued low interest rate environment.

Given the lower impairment charge and future expectations, we now expect the full year asset quality ratio will be around 25 basis points (previously around 30 basis points). Impaired loans as a percentage of advances fell from 2.9 per cent (3.0 per cent excluding TSB) at 31 December 2014 to 2.8 per cent, driven by reductions within both the continuing and the Run-off portfolios. Provisions as a percentage of impaired loans increased from 56.4 per cent at 31 December 2014 to 57.1 per cent.

CHIEF FINANCIAL OFFICER'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Statutory profit
Statutory profit before tax was £1,214 million in the first three months of 2015. Further detail on the reconciliation of underlying to statutory results is included on page 10.

	Three months ended 31 Mar 2015	Three months ended 31 Mar 2014	Change	Three months ended 31 Dec 2014	Change
	£ million	£ million	%	£ million	%

Underlying profit	2,178	1,800	21	1,782	22
Asset sales and other items:
Asset sales and volatility	18	260		92
Fair value unwind	(129)	(140)		(58)
	(111)	120		34
Simplification costs	(26)	(294)		(316)
TSB build and dual running costs	(85)	(172)		(144)
Charge relating to TSB disposal	(660)	−		−
	(745)	(172)		(144)
Legacy provisions	−	−		(1,125)
Other items: amortisation of purchased intangibles	(82)	(85)		(83)
Profit before tax - statutory	1,214	1,369	(11)	148
Taxation	(270)	(207)	(30)	(41)
Profit for the period	944	1,162	(19)	107

Asset sales and volatility
Asset sales and volatility was £18 million compared with £260 million in 2014. This principally reflects the change in the value of the ECN embedded derivative (a charge of £65 million compared to a gain of £204 million in the three months to 31 March 2014) and a £105 million gain on the disposal of Scottish Widows Investment Partnership that was recognised in the first quarter of 2014. This was partly offset by positive insurance and banking volatility of £72 million (31 March 2014: negative volatility of £108 million).

Fair value unwind
The fair value unwind of £129 million was lower than the equivalent figure of £140 million in 2014, principally reflecting the maturity profile of the subordinated debt acquired as part of the HBOS acquisition.

TSB
TSB dual running costs in the quarter were £85 million and there was a net charge of £660 million relating to the sale of TSB. The charge reflects the net costs of the Transitional Service Agreement between Lloyds and TSB, the contribution to be provided by Lloyds to TSB in migrating to an alternative IT platform and the gain on sale. This charge differs from the original estimate of £640 million given in the announcement on 20 March 2015, with the increase primarily reflecting TSB performance in the first quarter. The capital impact of the disposal at 31 March 2015 is a net 0.2 percentage point decrease in the Group's common equity tier 1 capital ratio and a further decrease of 0.1 percentage points is expected on completion of the transaction.

TSB has now been deconsolidated and going forward will no longer be reflected in our income statement.

CHIEF FINANCIAL OFFICER'S REVIEW OF FINANCIAL PERFORMANCE (continued)

PPI
There has been no further provision for PPI in the first quarter. Reactive complaint volumes are 11 per cent lower than the first quarter of 2014 but slightly above our expectations and marginally higher than the fourth quarter of 2014 due to seasonality.

Remediation and past business reviews are progressing in line with our expectations. As a result, cash payments for the first quarter total £836 million and are higher than the fourth quarter of 2014, although we continue to expect these costs to reduce significantly in the second half of the year. Our remaining £1.7 billion provision continues to represent the Group's best estimate of total future costs but a number of risks and uncertainties remain, in particular the total expected future complaint volumes.

Taxation
The tax charge for the quarter was £270 million representing an effective tax rate of 22 per cent. This compared with 15 per cent in the first quarter of 2014, which reflected tax exempt gains on the sales of businesses, including Scottish Widows Investment Partnership.

Funding, liquidity and capital ratios

	At 31 Mar 2015	At 31 Dec 2014	Change %

Wholesale funding	£117bn	£116bn	−
Wholesale funding <1 year maturity	£41bn	£41bn	−
Of which money-market funding <1 year maturity1	£20bn	£19bn	5
Loan to deposit ratio	109%	107%	2pp
Primary liquid assets2	£101bn	£109bn	(7)

Common equity tier 1 capital ratio3	13.4%	12.8%	0.6pp
Transitional tier 1 capital ratio	16.9%	16.5%	0.4pp
Transitional total capital ratio	22.6%	22.0%	0.6pp
Leverage ratio	5.0%	4.9%	0.1pp
Risk-weighted assets	£234bn	£240bn	(2)

Shareholders' equity	£44bn	£43bn	2

1	Excludes balances relating to margins of £3.2 billion (31 December 2014: £2.8 billion) and settlement accounts of £1.7 billion (31 December 2013: £1.4 billion).
2	Includes off-balance sheet liquid assets; the balance at 31 December 2014 included £4.5 billion held by TSB.
3	Common equity tier 1 ratio is the same on both fully loaded and transitional bases.

The Group's wholesale funding remained broadly stable at £117 billion, of which £41 billion has a maturity of less than one year. The Group's liquidity position remains strong with primary liquid assets of £101 billion and a further £102 billion of secondary liquid assets. Primary liquid assets represent over five times our money-market funding with a maturity of less than one year, and more than two times our total short-term wholesale funding.

The Group continued to strengthen its capital position, with its common equity tier 1 capital ratio increasing from 12.8 per cent to 13.4 per cent in the quarter, despite a net 0.2 percentage point decrease as a result of the agreed TSB disposal. The overall improvement was driven by a combination of underlying profit and a reduction in risk-weighted assets that largely reflected the partial deconsolidation of TSB in accordance with the prescribed regulatory treatment.

The leverage ratio increased from 4.9 per cent to 5.0 per cent, largely as a result of both the increase in common equity tier 1 capital and the partial deconsolidation of TSB.

CHIEF FINANCIAL OFFICER'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Enhanced Capital Notes (ECNs)
On 31 March, the Group announced that it had received permission from the Prudential Regulation Authority for the redemption of certain series of ECNs. It also confirmed that the Group had been notified by the Trustee that it would seek a declaratory judgement in respect of the interpretation of certain terms of the ECNs. An expedited process has been agreed with the Trustee and the court hearing is expected to take place during the week commencing 18 May 2015. On this basis, the Group has decided to defer exercising the redemption of these ECNs for the time-being. A further update on the redemption of the ECNs will be provided in due course.

Conclusion
The Group has delivered a strong underlying performance in the first three months of 2015 and has continued to strengthen its balance sheet. We have improved or reconfirmed all our guidance, and are well positioned for further progress in 2015.

George Culmer
Chief Financial Officer

STATUTORY CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET (UNAUDITED)

Income statement	Three months ended 31 Mar 2015	Three months ended 31 Mar 2014
	£ million	£ million

Net interest income	2,263	2,718
Other income, net of insurance claims	2,280	1,911
Total income, net of insurance claims	4,543	4,629
Total operating expenses	(3,185)	(2,910)
Impairment	(144)	(350)
Profit before tax	1,214	1,369
Taxation	(270)	(207)
Profit for the period	944	1,162

Profit attributable to ordinary shareholders	814	1,148
Profit attributable to other equity holders	99	−
Profit attributable to equity holders	913	1,148
Profit attributable to non-controlling interests	31	14
Profit for the period	944	1,162

Balance sheet	At 31 Mar 2015	At 31 Dec 2014
	£ million	£ million

Assets
Cash and balances at central banks	56,749	50,492
Trading and other financial assets at fair value through profit or loss	150,740	151,931
Derivative financial instruments	39,493	36,128
Loans and receivables	487,980	510,072
Available-for-sale financial assets	56,796	56,493
Other assets	57,518	49,780
Total assets	849,276	854,896

Liabilities
Deposits from banks	12,684	10,887
Customer deposits	418,962	447,067
Trading and other financial liabilities at fair value through profit or loss	70,468	62,102
Derivative financial instruments	37,963	33,187
Debt securities in issue	77,652	76,233
Liabilities arising from insurance and investment contracts	117,181	114,486
Subordinated liabilities	25,332	26,042
Other liabilities	39,284	34,989
Total liabilities	799,526	804,993

Total equity	49,750	49,903
Total equity and liabilities	849,276	854,896

APPENDIX 1

RECONCILIATION BETWEEN STATUTORY AND UNDERLYING BASIS RESULTS

The tables below set out a reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
Three months to 31 March 2015	Lloyds Banking Group statutory	Asset sales and other items1	Simplification and TSB costs2	Insurance gross up	Legal and regulatory provisions	Amortisation of purchased intangibles	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,263	100	−	658	−	−	3,021
Other income, net of insurance claims	2,280	34	(5)	(686)	−	−	1,623
Total income	4,543	134	(5)	(28)	−	−	4,644
Operating expenses3	(3,185)	10	776	28	−	82	(2,289)
Impairment	(144)	(33)	−	−	−	−	(177)
Profit before tax	1,214	111	771	−	−	82	2,178

		Removal of:
Three months to 31 March 2014	Lloyds Banking Group statutory	Asset sales and other items4	Simplification and TSB costs5	Insurance gross up	Legal and regulatory provisions	Amortisation of purchased intangibles	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,718	155	−	(62)	−	−	2,811
Other income, net of insurance claims	1,911	(225)	−	32	−	−	1,718
Total income	4,629	(70)	−	(30)	−	−	4,529
Operating expenses3	(2,910)	31	466	30	−	85	(2,298)
Impairment	(350)	(81)	−	−	−	−	(431)
Profit before tax	1,369	(120)	466	−	−	85	1,800

1
Comprises the effects of asset sales (loss of £5 million), volatile items (loss of £215 million), liability management (loss of £4 million), volatility arising in insurance businesses (gain of £242 million) and fair value unwind (loss of £129 million).

2	Comprises Simplification costs related to severance (£26 million) for the next phase of the programme, TSB dual running costs (£85 million) and the charge relating to the TSB disposal (£660 million).
3	On an underlying basis, this is described as total costs.
4
Comprises the effects of asset sales (gain of £126 million), volatile items (gain of £198 million), volatility arising in insurance businesses (loss of £64 million) and fair value unwind (loss of £140 million).

5	Comprises Simplification costs related to severance, IT and business costs of implementation (£294 million) and TSB build and dual running costs (£172 million).

APPENDIX 2

QUARTERLY UNDERLYING BASIS INFORMATION

Group	Quarter ended 31 Mar 2015	Quarter ended 31 Dec 2014	Quarter ended 30 Sept 2014	Quarter ended 30 June 2014	Quarter ended 31 Mar 2014
	£m	£m	£m	£m	£m

Net interest income	3,021	2,923	3,034	2,993	2,811
Other income	1,623	1,547	1,612	1,730	1,718
Total income	4,644	4,470	4,646	4,723	4,529
Total costs	(2,289)	(2,505)	(2,232)	(2,377)	(2,298)
Impairment	(177)	(183)	(259)	(327)	(431)
Underlying profit	2,178	1,782	2,155	2,019	1,800
Asset sales and other items	(111)	34	(186)	(1,687)	120
Simplification costs	(26)	(316)	(131)	(225)	(294)
TSB	(745)	(144)	(105)	(137)	(172)
Legacy provisions	−	(1,125)	(900)	(1,100)	−
Other items	(82)	(83)	(82)	624	(85)
Statutory profit (loss) before tax	1,214	148	751	(506)	1,369

Banking net interest margin	2.65%	2.47%	2.51%	2.48%	2.32%
Asset quality ratio	0.15%	0.15%	0.20%	0.26%	0.35%
Return on risk-weighted assets	3.73%	2.89%	3.37%	3.09%	2.71%
Return on assets	1.05%	0.83%	1.01%	0.97%	0.87%
Cost:income ratio1	47.2%	54.0%	46.0%	48.4%	48.8%

Group excluding TSB	Quarter ended 31 Mar 2015	Quarter ended 31 Dec 2014	Quarter ended 30 Sept 2014	Quarter ended 30 June 2014	Quarter ended 31 Mar 2014
	£m	£m	£m	£m	£m

Net interest income	2,829	2,730	2,841	2,794	2,610
Other income	1,592	1,513	1,578	1,696	1,680
Total income	4,421	4,243	4,419	4,490	4,290
Total costs	(2,203)	(2,416)	(2,146)	(2,276)	(2,204)
Impairment	(158)	(159)	(236)	(300)	(407)
Underlying profit	2,060	1,668	2,037	1,914	1,679

Banking net interest margin	2.60%	2.42%	2.47%	2.44%	2.27%
Asset quality ratio	0.14%	0.14%	0.19%	0.25%	0.34%
Return on risk-weighted assets	3.58%	2.76%	3.25%	2.99%	2.58%
Return on assets	1.03%	0.80%	0.99%	0.94%	0.83%
Cost:income ratio1	47.7%	54.9%	46.4%	48.7%	49.3%

1	Operating lease depreciation deducted from income and costs.

APPENDIX 3

CAPITAL AND LEVERAGE DISCLOSURES

	At 31 Mar 2015	At 31 Dec 2014
Capital resources (transitional)	£ million	£ million

Common equity tier 1
Shareholders' equity per balance sheet	43,976	43,335
Deconsolidation of insurance entities	(1,050)	(824)
Other adjustments	(1,711)	(1,183)
	41,215	41,328
Deductions from common equity tier 1	(9,858)	(10,639)
Common equity tier 1 capital 1	31,357	30,689

Additional tier 1 instruments	9,177	9,728
Deductions from tier 1	(1,033)	(859)
Total tier 1 capital	39,501	39,558

Tier 2 instruments and eligible provisions	14,747	14,530
Deductions from tier 2	(1,370)	(1,288)
Total capital resources	52,878	52,800

Risk-weighted assets
Credit risk	180,931	186,562
Counterparty credit risk	9,598	9,108
Credit valuation adjustment	2,240	2,215
Operational risk	26,279	26,279
Market risk	4,341	4,746
Threshold risk-weighted assets	10,794	10,824
Total risk-weighted assets1	234,183	239,734

Leverage
Total tier 1 capital (fully loaded)	36,713	36,044

Statutory balance sheet assets	849,276	854,896
Deconsolidation and other adjustments	(163,065)	(166,207)
Off-balance sheet items	52,385	50,980
Total exposure2	738,596	739,669

Ratios
Common equity tier 1 capital ratio1	13.4%	12.8%
Transitional tier 1 capital ratio	16.9%	16.5%
Transitional total capital ratio	22.6%	22.0%
Leverage ratio2	5.0%	4.9%

1	Common equity tier 1 capital resources, risk-weighted assets and the common equity tier 1 capital ratio are the same on both fully loaded and transitional bases.
2	Calculated in accordance with CRD IV rules, as amended by delegated act (January 2015).

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Interim Investor Relations Director
020 7356 1571
douglas.radcliffe@finance.lloydsbanking.com

Mike Butters
Director of Investor Relations
020 7356 1187
mike.butters@finance.lloydsbanking.com

Duncan Heath
Director of Investor Relations
020 7356 1585
duncan.heath@finance.lloydsbanking.com

CORPORATE AFFAIRS
Matthew Young
Group Corporate Affairs Director
020 7356 2231
matt.young@lloydsbanking.com

Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. SC95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                                                                                                                                 Name: Douglas Radcliffe

                                     Title: Interim Investor Relations Director

Date: 01 May 2015